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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Securities ... SEC Mail Processing Section MAY 19 2016 Washington DC 409

16006233

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCOE Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 NW 24th Ave.
(No. and Street)

Camas	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Callahan 785-309-2534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

auB

OATH OR AFFIRMATION

I, Steve Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCOE Capital Advisors, LLC, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA HOLLIMAN
Notary Public - State of Kansas
My Appt. Expires 1/24/2018

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCOE CAPITAL ADVISORS, LLC
Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2016

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2016

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

We have audited the accompanying statement of financial condition of KCOE Capital Advisors, LLC as of March 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of KCOE Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCOE Capital Advisors, LLC as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of KCOE Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of KCOE Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 16, 2016

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2016

ASSETS

CASH	$	229,210
COMMISSION AND FEES RECEIVABLE		15,500
RELATED PARTY RECEIVABLE		3,603
DEPOSIT		1,789
TOTAL ASSETS	$	250,102

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	14,677
UNEARNED REVENUE		29,167
TOTAL LIABILITIES		43,844
MEMBER'S EQUITY		206,258
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	250,102

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2016

REVENUES	
Investment Banking	$ 46,250
Trading Commissions	375,971
Total Revenues	422,221
OPERATING EXPENSES	133,519
Operating Income	288,702
OTHER INCOME	32,111
NET INCOME	$ 320,813

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended March 31, 2016

BALANCE, March 31, 2015	200,445
Distributions to member	(315,000)
2016 net income	320,813
BALANCE, March 31, 2016	$ 206,258

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 320,813
Adjustments to reconcile net income to net cash flows from operating activities:	
Forgiveness of forgivable note payable	(30,520)
Changes in operating assets and liabilities:	
Commission and fees receivable	11,300
Related party receivable	353
Deposit	253
Accounts payable and accrued expenses	(649)
Unearned revenue	18,751
Net Cash Flows from Operating Activities	320,301
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(315,000)
Net Cash Flows from Financing Activities	(315,000)
Net Change in Cash	5,301
CASH - Beginning of Year	223,909
CASH - END OF YEAR	$ 229,210

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCOE Capital Advisors, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of KCoe Wealth Management, LLC (KCoe Wealth).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2016.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Forgivable Note Payable

On October 14, 2011, the Company entered into a forgivable note payable with Securities America Financial Corporation (SAFC) for $122,078. The note was collateralized by future commissions and other compensation due to the Company from SAFC and certain of its affiliates. The remaining principal of the note was forgiven on October 14, 2015 and is included in other income on the statement of operations. As of March 31, 2016, the entire balance of the note payable had been forgiven by SAFC.

NOTE 3 - Related Party Transactions

The Company has an affiliate agreement with KCoe Isom, LLP, the parent of KCoe Wealth, to pay $3,800 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of KCoe Isom, LLP employees for accounting and marketing services.

Shared expenses were $90,319 for the year ended March 31, 2016. The balance due to KCoe Isom, LLP is $4,620 as of March 31, 2016, and is included in accounts payable and accrued expenses on the statement of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from KCoe Wealth was $3,603 as of March 31, 2016, and is due on demand and non-interest bearing.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2016, the Company had net capital of $200,866 which was $195,866 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1 as of March 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's March 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through May 16, 2016, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity	$ 206,258
Non-allowable assets:	
Related party receivable	3,603
Deposit	1,789
Total non-allowable assets	5,392
Net capital before haircuts on securities positions	200,866
Haircuts on securities positions	-
Net capital	$ 200,866

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 43,844

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Net capital less 120% of minimum requirement	$ 194,866
Excess net capital	$ 195,866
Ratio: Aggregate indebtedness to net capital	.22 to 1

KCOE CAPITAL ADVISORS, LLC
Camas, Washington

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

For the Year Ended March 31, 2016

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCOE Capital Advisors, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which KCOE Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) KCOE Capital Advisors, LLC stated that KCOE Capital Advisors, LLC met the identified exemption provisions throughout the year ended March 31, 2016, without exception. KCOE Capital Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCOE Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 16, 2016

K·COE
CAPITAL

May 2, 2016

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

KCOE Capital Advisors, LLC claims exemption from SEA Rule 15c-3 under paragraph (k)(2)(i) for the period from April 1, 2015, through March 31, 2016 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." KCOE Capital Advisors, LLC has met the identified exemption provisions above throughout this period without exception.

I, Steve Callahan, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

Ste Callahan

Steve Callahan
Treasurer